FOR IMMEDIATE RELEASE

For more information contact:

Luis Eduardo Bravo / Claudio Pollak

Investor Relations Department

Compañía Cervecerías Unidas S.A.

www.ccu-sa.com

(56-2) 427-3581 or 427-3416

COMPAÑIA CERVECERIAS UNIDAS S.A. REPORTS CONSOLIDATED

THIRD QUARTER 2002 AND YEAR TO DATE RESULTS

THIRD QUARTER

Consolidated

Revenues Down 7.8%, Operating Income Up 5.1%, EBITDA(1) Up 1.3%,

Net Income Up to US$ 0.05 per ADR

Chilean Operations

Revenues Up 2.5%, Operating Income Up 7.6%, EBITDA(1) Up 5.4%

YEAR TO DATE

Consolidated

Revenues Down 6.9%, Operating Income Down 8.3%, EBITDA(1) Down 2.0%,

Net Income Down 60.9% to US$ 0.22 per ADR

Chilean Operations

Revenues Up 2.9%, Operating Income Up 6.9%, EBITDA(1) Up 6.0%

(Santiago, Chile, November 11, 2002) -- Compañía Cervecerías Unidas S.A. ("CCU") (NYSE: CU) announced today its consolidated financial results, stated in Chilean GAAP for the third quarter and nine-month period ended September 30, 2002. All US$ figures are based on the exchange rate effective September 30, 2002 (US$ 1.00 = Ch$ 748.73).
COMMENTS FROM THE CEO

We are satisfied with the third quarter consolidated results. We accomplished a 5.1% increase in operating income, a 1.3% increase in EBITDA and net income was Ch$3,710 million (US$ 5.0 million) higher than in Q3'01.

If we consider only the Chilean operations, the company's main source of income, revenues grew 2.5%, operating income increased by 7.6%, EBITDA increased by 5.4% and net income reached Ch$6,900 million (US$9.2 million), Ch$3,327 million (US$ 4.4 million) higher than in Q3'01.

We are also satisfied because in Argentina we have been able to run the operations successfully, fulfilling the criteria of positive free cash flow. It means that CCU Argentina is financing its operations without increasing its debt or capital. At the same, we have grew our volumes by 14.2% reaching a market share of 13%.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

REVENUES

Q3'02 Total revenues decreased 7.8% to Ch$77,399 million (US$103.4 million) as a result of 11.8% lower average prices, partially compensated by a 3.6% higher consolidated sales volume. The decrease in average prices is explained by 64.3% lower prices in beer Argentina under Chilean GAAP, 7.4% lower prices in mineral water, 6.7% and 2.8% lower prices in domestic and export wines, respectively. Consolidated volume growth is explained by an increase of 14.2% in beer Argentina volumes, 28.4% in nectar volumes, 9.6% in mineral water volumes and 12.9% and 1.3% of domestic and export wine volumes, partially offset by a 0.2% lower beer Chile volume.

YTD Accumulated revenues decreased 6.9% to Ch$239,112 million (US$319.4 million).

Revenues by Segment
	Q3 (US$MM)
	2001		2002		% Chg.
Beer - Chile	34.2	30.5%	34.4	33.3%	0.6%
Beer - Argentina	17.9	16.0%	7.6	7.3%	-57.9%
Soft Drinks & Mineral Water	31.5	28.1%	32.5	31.4%	3.1%
Wine	28.5	25.4%	28.7	27.7%	0.8%
Others	0.1	0.1%	0.3	0.2%	274.4%
TOTAL	112.2	100.0%	103.4	100.0%	-7.8%
	Year to Date (US$MM)
	2001		2002		% Chg.
Beer - Chile	118.4	34.5%	120.4	37.7%	1.6%
Beer - Argentina	53.3	15.5%	22.8	7.2%	-57.1%
Soft Drinks & Mineral Water	102.8	30.0%	102.7	32.1%	-0.2%
Wine	68.2	19.9%	73.1	22.9%	7.3%
Others	0.3	0.1%	0.4	0.1%	6.6%
TOTAL	343.1	100.0%	319.4	100.0%	-6.9%

Until December 2001, the cost of freight from the distribution warehouses to the customer was deducted from revenues. Since 2002, the cost of freight is considered part of SG&A and is no longer deducted from revenues. 2001 figures have been restated using the same criteria.

GROSS PROFIT

Q3'02 Decreased 7.7% to Ch$37,467 million (US$50.0 million) as a result of the lower revenues. Cost of goods sold decreased by 7.9% to Ch$39,932 million (US$53.3 million) but remained constant as a percentage of sales at 51.6%.

YTD Decreased 8.8% to Ch$119,656 million (US$159.8 million) and the consolidated gross margin decreased to 50.0%.

OPERATING RESULTS

Q3'02 Increased 5.1% to Ch$5,119 million (US$6.8 million) due to a 9.5% lower SG&A expense. Selling General & Administrative Expenses decreased from Ch$35,732 million (US$47.7 million) in Q3'01 to Ch$32,349 million (US$43.2 million), mainly as a result of lower SG&A in the soft drinks and Argentine beer divisions, partially compensated by higher SG&A in the Chilean beer and wine segments. The consolidated operating margin for the period grew from 5.8% to 6.6%.

YTD Decreased 8.3% to Ch$22,787 million (US$30.4 million). The operating margin decreased to 9.5%.

Q3 Operating Income and Operating Margin by Segment

		Q3		Q3
	Operating Income (US$ million)			Operating Margin
	2001	2002	% Chg	2001	2002
Beer - Chile	4.7	4.5	-4.4%	13.9%	13.2%
Beer - Argentina	-4.9	-5.4	-11.3%	-27.1%	-71.6%
Soft Drinks & Mineral Water	-0.5	1.6	NM	-1.7%	5.0%
Wine	5.8	5.1	-12.6%	20.3%	17.6%
Others	1.4	1.0	-25.3%	22.4%	21.7%
TOTAL	6.5	6.8	5.1%	5.8%	6.6%

Year to Date Operating Income and Operating Margin by Segment

	Year to Date			Year to Date
	Operating Income (US$ million)			Operating Margin
	2001	2002	%Chg	2001	2002
Beer - Chile	21.5	22.1	2.8%	18.1%	18.4%
Beer - Argentina	-8.0	-13.4	-67.5%	-15.0%	-58.6%
Soft Drinks & Mineral Water	6.1	8.6	40.5%	5.9%	8.3%
Wine	10.9	10.8	-1.2%	16.0%	14.7%
Others	2.7	2.4	-11.7%	17.5%	18.5%
TOTAL	33.2	30.4	-8.3%	9.7%	9.5%

EBITDA RESULT

Q3'02 EBITDA increased by 1.3% to Ch$15,967 million (US$21.3 million) while the consolidated EBITDA margin for the period increased by 1.9 percentage points to 20.6%.

The pie chart does not consider beer Argentina which had negative EBITDA for the quarter.

YTD Amounted to Ch$54,696 million (US$73.1 million), 2.0% less than in the same period in 2001. The consolidated EBITDA margin increased by 1.1 percentage points reaching 22.9%.

NON-OPERATING RESULTS

Q3'02 Increased by Ch$323 million (US$ 0.4 million) reaching a loss of Ch$1,244 million (US$1.7 million). The improvement in non-operating results is mainly explained by:

    Net other non-operating expenses decreased from Ch$1,154 million (US$ 1.5 million) in Q3'01 to Ch$423 million (US$0.6 million) this quarter, mainly due to a decrease in severance payments.

    Net financial expenses decreased from Ch$1,202 million (US$1.6 million) in Q3'01 to Ch$ 567 million (US$0.8 million) in Q3'02, mainly explained by lower interest rates.

These positive effects were partially compensated by:

    Price level restatement decreased from Ch$491 million (US$0.7 million) gain to a Ch$384 million (US$0.5 million) loss in Q3'02. This loss is mainly explained by the loss of Ch$368 million (US$0.5 million) of CCU Argentina monetary assets in Argentine pesos exposed to the devaluation and the effect of changes in the exchange rate.

YTD Decreased from Ch$11,092 million (US$14.8 million) gain in Q3'01 to a non-operating loss of Ch$5,488 million (US$7.3 million) loss this quarter.

NET INCOME

Q3'02 Increased by Ch$3,710 million (US$5.0 million) to a gain of Ch$2,505 million (US$3.3 million), mainly due to an increase in operating income of Ch$248 million (US$0.3 million), lower non-operating losses of Ch$ 323 million (US$ 0.4 million) and a Ch$2,807 million (US$3.7 million) lower income tax provision compared with the same period last year. This difference is explained by the absence of an extraordinary charge done last year due to the increase in income tax rates over differed income tax provisions, and the effect over investments abroad.

YTD Amounted to Ch$10,583 million (US$14.1 million), Ch$ 16,468 million (US$ 22.0 million) lower than in the same period last year, as a result of an 8.3% decrease in operating results and a decrease of Ch$16,580 million (US$22.1 million) in non-operating results, the effects of which were partially offset by lower income tax provisions of Ch$1,290 million (US$ 1.7 million).

SEGMENT HIGHLIGHTS (Exhibits 3 & 4)

Revenues and operating margins have been separated by business segments. Revenues for each business segment have been categorized according to those derived from the core beverage products (beer, soft drinks, wine, etc) and to those derived from the sale of other non-core products. The results of the Company's plastic packaging division have been included in the "Others" business segment. In this segment, the "Other products" line corresponds to inter-company sales. Corporate overhead expenses have been allocated pro-rata to the individual business segments based on volume sales and number of employees, all adjusted for minority participation.

(** Note: the comments below regarding volumes and pricing refer to Q3'02.)
BEER CHILE

Revenues increased by 0.6% to Ch$25,759 million (US$34.4 million), as a result of 0.2% higher average prices and higher sales of other products, partially offset by a 0.2% decrease in volumes.

Operating Income decreased by 4.4% to Ch$3,393 million (US$4.5 million), as a result of higher SG&A, partially offset by higher revenues and lower cost of goods sold. SG&A increased by 7.2% to Ch$10,991 million (US$ 14.7 million), mainly as a result of higher marketing expenses associated with the "Year of Cristal". Cost of goods sold decreased 3.6% to Ch$11,375 million (US$15.2 million), accounting for 44.2% of sales, 1.9 percentage points lower than in Q3'01, mainly due to an adjustment in bottles warranties. The operating margin decreased from 13.9% to 13.2% primarily as a consequence of higher marketing expenses.

EBITDA Operating cash generation increased by 1.8% to Ch$7,683 million (US$10.3 million), while the EBITDA margin increased 0.3 percentage points to 29.8%.

Comments Volumes during the quarter continued practically flat due to the weak aggregate consumption. However CCU has continued with packaging innovations, introducing the 1.5 liters plastic bottle for the "Stones" category. Additionally, the first preference increased from 82.8% in Q3'01 to 83.6% in Q3'02.

BEER ARGENTINA

The devaluation of the Argentine peso distorts the results of the Argentine beer segment in Chilean GAAP due to the application of the Technical Bulletin 64 of the Chilean Institute of Accountants ("TB 64"). TB 64 recognizes non-monetary assets -mainly fixed assets, inventories and goodwill- in Argentina in historical dollar terms. For this reason, the depreciation and amortization of those non-monetary assets must be calculated in historical dollars under Chilean GAAP. Therefore, all other items of the income statement are affected by the devaluation of the Argentine peso when translated to Chilean GAAP, with the exception of depreciation, amortization and the inventory consumption.

Revenues decreased 57.9% to Ch$5,658 million (US$7.6 million), due to 64.3% lower prices measured in Chilean pesos and lower revenues of other products, partially offset by 14.2% growth in volumes (In Argentine nominal pesos, revenues and average prices increased 42.6% and 26.5%, respectively).

Operating Income decreased from a Ch$3,641 million (US$4.9 million) loss in Q3'01 to a Ch$4,053 million (US$5.4 million) loss, as a result of lower revenues and, higher cost of goods sold and SG&A as percentages of revenues (In Argentine nominal pesos, operating income increased 19.9%).

EBITDA Cash generated by the operation was a negative Ch$1,077million (US$1.4 million) while the EBITDA margin was -19.0% (In Argentine nominal pesos, EBITDA increased 62.5%).

Comments In spite of the weak economic situation in Argentina, beer volumes grew, mainly as a result of the higher sales of Schneider and Budweiser. In particular, Schneider, due to a successful marketing radial campaign based on the decision taken one year ago to add content to this discount brand, along with the higher preference of Argentinean consumers for lower price brands, due to the recession that the country is facing. This sales growth allowed CCU's market share to increase from 12% Q3'01 to 13% in Q3'02.

SOFT DRINKS & MINERAL WATER

Revenues increased by 3.1% to Ch$24,322 million (US$32.5 million) mainly due to 2.1% higher volumes. Specifically, nectar and mineral water volumes increased 28.4% and 9.6% respectively, partially compensated by a 1.4% decreased in soft drinks.

Operating Income increased from Ch$397 million (US$0.5 million) loss in Q3'01 to Ch$1,224 million (US$1.6 million) gain this quarter, as a result of higher revenues and lower cost of goods sold and SG&A. Cost of goods sold decreased as a percentage of sales by 4.2 points to 47.9% mainly due to lower depreciation and to an adjustment in bottles warranties. SG&A decreased this quarter mainly due to lower salaries. The operating margin increased to 5.0% in Q3'02.

EBITDA Operating cash generation increased from Ch$2,344 million (US$3.1 million) to Ch$3,872 million (US$5.2 million) in Q3'02. Accordingly, the EBITDA margin increased from 9.9% in Q3'01 to 15.9% this quarter.

Comments Nectar and mineral water experienced important volume growth during the quarter of 28.4% and 9.6% respectively, due to the strength of the brands Watts' and Cachantun, and several promotion activities. The first preference of soft drinks increased from 17.4% in Q3'01 to 19.8% in Q3'02. Nectars increased from 50.6% in Q3'01 to 60.3% in Q3'02, and mineral water increased from 63.3% in Q3'01 to 74.5% in Q3'02.
WINE

Revenues increased by 0.8% to Ch$21,472 million (US$28.7 million) due to 7.1% higher volumes which were partially offset by 6.2% lower average prices. Export wine revenues from Chile grew 1.6%, in line with volumes. The 2.8% lower price that is shown in Exhibit 3, is explained by wine sales in Argentina. Domestic wine revenues increased by 5.3%, as a result of a 12.9% increase in volumes and a 6.7% decrease in prices after passing on to consumers lower raw material costs.

Operating Income decreased by 12.6% to Ch$3,785 million (US$5.1 million) mainly as a result of higher cost of goods sold and SG&A, partially compensated by higher revenues. Cost of goods sold increased in line with sales. SG&A rose 12.0% mainly as a result of higher marketing and general expenses. Accordingly, the operating margin decreased from 20.3% in Q3'01 to 17.6% in Q3'02.

EBITDA decreased by 10.8% to Ch$4,424 million (US$5.9 million) while the EBITDA margin decreased to 20.6%.

Comments In the domestic market, wine sales continued growing significantly, increasing VSP's market share from 15.6% in August/September 2001 to 17.6% in August/September 2002 according to ACNielsen. In the export market, the growth rate decreased, mainly due to the Argentine market and other European countries that have become discount markets, like Germany, where Viña San Pedro decided not to participate. However, the Company obtained positive results in Sweden, USA and Canada.

RETURN ON CAPITAL EMPLOYED

Return on Capital Employed ("ROCE") is calculated as the result of operating income of each segment plus net income from related companies, plus other recurring non-operating income, minus taxes from operations; divided by average capital employed for the period. Capital employed includes operating working capital, fixed assets and other assets used for the operation.

ROCE on a consolidated level for the twelve-month period ended September 30, 2002, was 9.2%, increasing 0.1 percentage points when compared with the same period last year. This increase is explained by the better performance of the Chilean beer and wine segments, partially offset by lower performance in the Argentinean beer and soft drinks segments. Return on capital employed for the Chilean beer segment was 20.9%, while in the soft drinks business it was 13.6%. The wine business had a ROCE of 10.3% and beer in Argentina, given its negative results, obtained a negative return on capital employed.

(five tables to follow)

Note: Some immaterial reallocations have been made in certain 2001 figures in order to be consistent with 2002's accounting criteria.